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DEGOLYER AND MACNAUGHTON
500 -- SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

February 15, 2010

Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202

Gentlemen:

        Pursuant to your request, we have prepared estimates of the extent and value of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2009, of certain properties owned by Venoco, Inc. (Venoco). The properties appraised consist of working and royalty interests located in the states of California and Texas. Venoco has represented that these properties account for 100 percent of proved reserves.

        Estimates of proved reserves presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). These reserves definitions are discussed in detail under the Definition of Reserves heading of this letter.

        Reserves included herein are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2009. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Venoco after deducting all royalties and interests owned by others. Gas volumes shown herein are sales-gas volumes and are expressed at a temperature base of 60 degrees Fahrenheit and at the legal pressure base of the state in which the interest is located.

        Values of proved reserves shown herein are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, and operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at 10 percent compounded monthly over the expected period of realization.

        Estimates of oil, condensate, NGL, and natural gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

        Data used in this report were obtained from Venoco, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2010 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon such information furnished by Venoco with respect to property interests appraised, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties.

Methodology and Procedures

        Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

        When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

        Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

        For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limits of economic production based on current conditions.

Definition of Reserves

        Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

        Proved oil and gas reserves—Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

            (i)  The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

           (ii)  In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

          (iii)  Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

          (iv)  Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

           (v)  Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

        Developed oil and gas reserves—Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

            (i)  Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

           (ii)  Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

        Undeveloped oil and gas reserves—Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

            (i)  Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

           (ii)  Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

          (iii)  Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

        Revenue values in this report were estimated using the initial prices and costs specified by Venoco. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating existing and future prices and costs:

  Oil, Condensate, NGL and Natural Gas Prices

          Oil and condensate price differentials for each property were provided by Venoco. The prices were calculated using these differentials to a posted WTI price of $61.04 per barrel and were held constant for the lives of the properties. Oil and condensate prices were calculated using the differentials furnished by Venoco for each lease to the WTI price of $61.04 per barrel and held constant thereafter. The WTI price of $61.04 is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2009.

          Gas price differentials for each property were provided by Venoco. The prices were calculated using these differentials to a Henry Hub price of $3.87 per million British thermal units (MMBtu) and were held constant for the lives of the properties. The Henry Hub gas price of $3.87 per MMBtu is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2009.

          NGL price differentials for each property were provided by Venoco. The prices were calculated using these differentials to a price of S61.04 per barrel and were held constant for the lives of the properties.

          The weighted average prices over the lives of the properties were $51.15 per barrel of oil, $3.797 per thousand cubic feet of gas, and $37.98 per barrel for NGL.

  Operating Expenses and Capital Costs

          Estimates of operating expenses and capital costs based on current costs were used for the lives of the properties with no increases in the future based on inflation. In certain cases, future costs, either higher or lower than current costs, may have been used because of anticipated changes in operating conditions. Future capital costs were estimated using expected 2010 values and were not adjusted for inflation.

          Abandonment costs, net of salvage, were provided by Venoco for certain properties. Venoco did not provide values for properties in which the abandonment costs were equal to, or offset by, the salvage values.

        While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2009, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

Summary and Conclusions

        The estimates of net proved reserves attributable to Venoco from the properties appraised, as of December 31, 2009, are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Net Reserves
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	26,675	767	94,142
Developed Nonproducing	1,825	42	32,528

Total Developed	28,500	809	126,670
Undeveloped	21,041	1,616	151,412
Total Proved	49,541	2,425	278,082

	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue, M$	1,781,974	225,423	1,674,817	3,682,214
Production Taxes, M$	13,901	2,130	7,883	23,914
Ad Valorem Taxes, M$	49,176	10,865	50,123	110,164
Operating Expenses, M$	1,047,402	65,471	243,744	1,356,617
Investment, M$	33,658	28,150	452,390	514,198
Abandonment Costs, M$	132,967	13,766	15,870	162,603
Future Net Revenue**, M$	504,870	105,041	904,807	1,514,718
Present Worth at 10 Percent**, M$	382,459	64,506	354,088	801,053

        In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-5031(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries—Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

        DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 70 years. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Venoco. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Venoco and should not be used for purposes other than those for which it is intended.

DeGolyer and MacNaughton has used all procedures and methods that it considers necessary to prepare this report.

Submitted,
/s/ DEGOLYER AND MACNAUGHTON DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ PAUL J. SZATKOWSKI, P.E. Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

 CERTIFICATE of QUALIFICATION

        I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

  1.
  That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Venoco, Inc. dated February 15, 2010, and that I, as Senior Vice President, was responsible for the preparation of this report.

  2.
  That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 35 years of experience in the oil and gas reservoir studies and reserves evaluations.

    Signed: February 15, 2010

/s/ PAUL J. SZATKOWSKI, P.E. Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

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DEGOLYER AND MACNAUGHTON 500 -- SPRING VALLEY ROAD SUITE 800 EAST DALLAS, TEXAS 75244
CERTIFICATE of QUALIFICATION